FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation, dated July 27, 2006 of the announcement on Acquisition of Own Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

FOR IMMEDIATE RELEASE

July 27, 2006

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5220-0573

Announcement on Acquisition of Own Shares

(Pursuant to Article 163 of the Corporate Law of Japan “Acquisition of treasury stock from subsidiary”)

KONAMI CORPORATION (“Konami”) hereby announces the acquisition of its own shares from its subsidiary, as resolved in the meeting of Board of Directors held on July 27, 2006, pursuant to Article 163 of the Corporate Law of Japan.

1. Name of subsidiary:	Konami Sports & Life Co., Ltd.

2. Outline of Acquisition:

1) Type of shares acquired:	Shares of Common Stock

2) Total number of shares acquired:	3,048,430 shares (Percentage of total number of shares outstanding: 2.12%)

3) Total acquisition cost:	7,621,075,000 yen

(Tokyo Stock Exchange July 26, 2006, closing share price of Konami, multiplied by the number of shares acquired)

4) Acquisition date:	July 28, 2006

5) Acquisition method:	Negotiated transaction by stock transfer contract

3.	Summary of acquisition

Konami will acquire its own shares from Konami Sports & Life Co., Ltd., which became a wholly owned subsidiary by stock exchange executed on March 1, 2006.

(Reference)

1.	Status of holding treasury stock as of June 30, 2006.

1) Total number of shares outstanding (treasury stock excluded):	140,204,413 shares

2) Number of treasury stock:	3,351,373 shares